

June 28, 2022

Stephen Robertson
Chief Financial Officer
Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

> **Re: Intapp, Inc.**
> **Form 10-K for the Year Ended June 30, 2021**
> **Filed September 15, 2021**
> **Form 8-K filed May 11, 2022**
> **File No. 001-40550**

Dear Mr. Robertson:

We have reviewed your April 4, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 11, 2022

Fourth Quarter and Full Fiscal Year 2022 Outlook, page 3

1. We note your forward-looking presentation of Non-GAAP Operating Loss and Non-GAAP Net loss per share. Please disclose and state if true that you omitted a reconciliation to the most comparable GAAP measures in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K. Further identify the information that is unavailable. Although you cited the "uncertainty regarding, and the potential variability of, the amounts of stock-based compensation expense and amortization of intangible assets that may be incurred in the future" (page 5), it is unclear how estimating these costs in the near term could require unreasonable efforts. In this regard, we note that your projected non-GAAP operating loss and non-GAAP net loss per share for your fourth fiscal quarter account for a significant portion of your full year outlook for those measures without further explanation by you. Refer to Q&A 102.10 of

the C&DI on Non-GAAP Financial Measures and Rule 100(a) and (b) of Regulation G.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology